UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160025

DIVISION OF
CORPORATION FINANCE

December 28, 2016

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
lzyskowski@gibsondunn.com

Re: HP Inc.
Incoming letter dated November 16, 2016

Dear Ms. Zyskowski:

This is in response to your letter dated November 16, 2016 concerning the shareholder proposal submitted to HP by John Chevedden and Bartlett Naylor. We also have received letters from John Chevedden dated November 27, 2016, November 28, 2016, November 29, 2016, December 1, 2016, December 4, 2016, December 11, 2016, December 14, 2016, December 15, 2016, December 18, 2016 and December 23, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 28, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: HP Inc.
Incoming letter dated November 16, 2016

The proposal requests that the board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(7), as relating to HP's ordinary business operations. In this regard, we note that the proposal relates to the determination of whether to hold annual meetings in person. Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 23, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

A cloud meeting gives a company wide latitude to muzzle shareholders during the mandatory annual meeting. There is bond to be some bad actors in the expanding pool of companies that are eliminating in-person annual meetings.

Arguably the most practical remedy to egregious muzzling practices in a cloud meeting is for shareholders to recommend an in-person annual meeting through a rule 14a-8 proposal – unless this no action request takes away this right.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Bart Naylor

Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

The company did not claim that every shareholder who is capable of attending an in-person annual meeting has the equipment to attend a cloud meeting with sufficient reliability and the necessary technical know-how. When the foundation was laid for an annual shareholder meetings it was not anticipated that shareholders would need certain equipment to attend the annual meeting and the expertise to operate the equipment.

The company does not conduct any annual meeting trial runs a day before the annual meeting to familiarize shareholders with operation of the technology to attend the cloud meeting.

The company did not give one example of a CEO-led cloud meeting where the CEO read a single shareholder suggestion for management to improve its performance, curb its pay or change the strategic direction of the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Bart Naylor

Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 15, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

This topic has a potentially higher profile because of the analogy to a President-Elect who does not hold a news conference for an extended period after his election. A cloud meeting is like tweet responses.

Plus no company has given an example of a cloud meeting leader repeating the supporting statement of a shareholder question. That is analogous to banishing supporting statements from rule 14a-8 proposals. And where are examples of CEOs repeating a statement of a shareholder who did not have a question at a cloud meeting?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Bart Naylor

Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 14, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

The company takes a leap in claiming that proposals for tweaks in conducting an in-person annual meeting are on the same level as not holding an in-person annual meeting at all (like *Con-way*, etc. on page 5).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Bart Naylor

Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 11, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

The company has not discussed whether cloud meetings can create more uncertainty in shareholder votes because shareholders can more easily attend virtual meetings than physical meetings and thus electronically vote or change votes at the last moment – especially important in contested elections. Is this a consequence that shareholders should be denied a voice on for the life of the company?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Bart Naylor

Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 4, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

Although citing the 15 year-old EMC case as the cornerstone of its ordinary business argument, the company did not provide any background on the evolution of cloud meetings since 2002. For instance the company did not claim that the amount of media coverage of company annual meetings typically was the same once a company imitated a cloud meeting. Media coverage of annual meetings is a traditional means for shareholders to receive at least a somewhat balanced report on the status of their investment in a company.

The company also did not provide any information from the past 15-years on the evolution of management skills and management technology to avoid or neuter traditional shareholder questions asked at shareholder annual meetings. The company did not claim that shareholders have developed any counterbalancing skills or technology to overcome their marginalization in attending a meeting that has no location.

The company did not give any assurance that it would be impossible to shut down cloud meetings by an attack that could originate in another country. It is clear that this type of technology has advanced since 2002.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 1, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

EMC Corporation (March 7, 2002) could have been decided on the basis of only one of the 3 reasons provided in the EMC December 21, 2001 no action request. The 3 reasons given on page 3 of the December 21, 2001 no action request are less than 2 pages of text.

The attached 2 pages of rebuttal of the 3 reasons given in EMC Corporation (March 7, 2002) are attached. This includes the following, "The Proponents believe the Company stretches logic to the extreme by asserting that cyberspace is a location equivalent to Seattle or Detroit."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

UNITED FOR A FAIR ECONOMY
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.faireconomy.org | info@faireconomy.org

January 18, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: EMC Corporation letter of December 21, 2001 seeking "no-action" letter to omit shareholder resolution requesting a corporate governance policy affirming in-person annual meeting (the "Proposal").

Ladies and Gentlemen:

In its letter of December 21, 2001, EMC Corporation (the "Company") indicated its intention to omit a shareholder resolution submitted by Green Century Equity Fund, Bruce Wirth, Progressive Asset Management, Harriet Denison, Katharine King, Boston Trust Investment Management, NorthStar Asset Management, A Territory Resource, and Trillium Asset Management (collectively, the "Proponents"). This letter is submitted on behalf of the collective Proponents.

The Proposal asks the Company to adopt a corporate governance policy affirming the continuation of in-person annual meetings. The Company believes the resolution violates Rule 14a-8(i)(7) (the "ordinary business" exclusion); Rule 14a-8(i)(3) (the "false and misleading statements" exclusion); Rule 14a-8(i)(10) (the "mootness" exclusion) and Rule 14a-8(i)(3) (alleging the resolution is vague). The Proponents disagree with each of the Company's arguments.

The Company argues that the resolution is excludable under Rule 14a-8(i)(7) because 1) the resolution attempts to micro-manage in areas that management is in the best position to act; 2) that shareholder communications are within the purview of management and 3) that it is management's responsibility to decide the location of the annual meeting.

In private letters to Company management as well as publicly in the Proposal, the Proponents have repeatedly expressed their strong support for broadening shareholder participation through internet broadcast of annual meetings. The Proponents believe, however, that eliminating in-person annual meetings in favor of internet-only meetings represents a threshold issue that dramatically alters the fundamental shareholder right to assemble once a year with other shareholders and with management. The purpose of this meeting is not simply to convey information but to allow an exchange of questions and concerns that among other things fosters accountability of management to shareholders. The Proponents believe the Company has mischaracterized the nature of the resolution as one of micro-management. Given that eliminating in-person annual meetings would fundamentally alter one of the mechanisms for shareholders to hold management accountable, the Proponents believe that shareholders have a clear, vested interest in this issue affecting shareholder rights and responsibilities.

The Company has demonstrated a high degree of disregard for shareholders in conducting its business. The Proponents believe the Company is an outlier among corporations of its size in terms of: a) responding to shareholder's written questions, b) allowing shareholders a free forum to ask questions at annual meetings, and c) resisting the trend toward an independent Board of Directors. The Proponents believe these practices have served to insulate management. In 2001, the Company saw its market share erode and its stock price decline by 79%, a far more precipitous decline than similar established technology companies. Abandoning an in-person annual meeting would only go further in isolating management from the concerns and questions of shareholders.

The Company argues that management is in the best position to decide whether to hold meetings only in cyberspace. Management will have its opportunity to make this case in its statement of opposition in the proxy statement. Conversely, many large shareholders, including the Council of Institutional Investors, which represents large public and private pension funds with collective assets exceeding $1 trillion, have publicly stated their support for in-person annual meetings over internet-only meetings.

The Proponents agree with the Company that management has clear responsibility over how shareholders communicate within the annual meeting. That the company can establish rules governing how long each shareholder can speak and whether or not there should be an area set aside at the annual meeting for shareholder discussion are not issues of dispute. Neither are they germane to the threshold issue of whether shareholders will have the opportunity to annually meet face-to-face with management.

The Company argues that management has the right to choose the location of the annual meeting. Again, the Proponents do not disagree. This is not a proposal about whether to hold the annual meeting at the Company's headquarters or a fancy downtown hotel, but whether to hold in-person annual meetings at all. The Proponents believe the Company stretches logic to the extreme by asserting that cyberspace is a location equivalent to Seattle or Detroit.

The Company alleges the Proposal makes false and misleading statements and is therefore excludable under Rule 14a-8(i)(3).

The Company is correct that the Proposal contains a typographical error identifying the correct Bill Number. The Proponents would like to amend the Proposal to refer to "Senate Bill 1792."

The Company objects to the resolution characterizing the Company as "a strong and public backer" of the bill. But, by the Company's own admission it was one of only six members of the Associated Industries of Massachusetts, a business group with more than 5,000 businesses, to testify in support of the bill. The Company failed to mention that the bill's sponsor was Senator David Magnani, the senator from EMC's district. Senator

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

November 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

The company has not provided any off-the-shelf studies of the amount of media coverage of in-person annual meetings and cloud-only meetings. Media coverage of a company's annual meeting is an important means for shareholders to evaluate their investment and the competence of management.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

November 28, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

The company does not disclose whether its cloud annual meetings will banish retail shareholders forever from in-person contact with management and directors. Meanwhile institutional investors will be afforded other venues for in-person contact with management and directors.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

November 27, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
HP Inc. (HPQ)
In-Person Shareholder Meetings
John Chevedden
Bart Naylor

Ladies and Gentlemen:

This is in regard to the November 16, 2016 no-action request.

The company gives 3 weak arguments (A, B, C) that are off-base.

The company essentially claims it is ordinary business to forever or almost forever banish at least retail shareholders from in-person contact with management and directors. If a scandal should break out how are shareholders to evaluate whether management would crumble if they were put on the witness stand or called to answer before a legislative committee?

The company does not cite any examples of shareholders having substitute in-person contact with management and directors when annual meeting are in the cloud. Perhaps the company could make a list of substitute in-person contact opportunities involving shareholders with management and directors.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. There will be additional rebuttal.

Sincerely,

John Chevedden

cc: Kim Marie Rivera <kim.rivera@hp.com>
Chief Legal Officer

[HPQ: Rule 14a-8 Proposal, October 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – In-Person Shareholder Meetings

RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

Our management has adopted procedures allowing it to discontinue a Corporate America tradition – a physical stockholders meeting and "substitute" a virtual meeting – an alarming decision.

Internet-only meetings should not be substituted for traditional in-person annual meetings. The tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings could allow company management to control the questions and concerns that are heard and manipulate the exchanges between shareowners and management. Face-to-face annual meetings allow for an unfiltered dialogue between shareholders and management. The Council of Institutional Investors, a coalition of America's largest pension funds with portfolios exceeding $3 trillion, adopted a corporate governance guidelines stating, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, in-person annual meetings are needed for these reasons:

- Annual meetings are one of the few opportunities for top management and the Board to interact directly, face-to-face, with a cross-section of their shareholders.

- Annual meetings provide for direct questions to be posed to the Chair of the Audit, Compensation or Governance Committees of the Board.

- While some underperforming managers can argue that eliminating face-to-face annual meetings can reduce costs, the investment in creating a physical space for shareholder meetings is money well spent.

- Dumping in-person meetings creates a "slippery slope" to encourage the management of other companies to insulate themselves from shareholders. Imagine a CEO who wanted to downplay investor frustration over outrageous executive pay, dismal business decisions or questionable environmental practices.

- "Virtual" on-line meetings would be a harmful way to insulate management from shareholder interaction or to portray any opposition as trivial. Imagine if Wells Fargo had a virtual meeting after dumping CEO John Stumpf and investors wanted to attend an in-person meeting to discuss the recent fraud and steps to insure it didn't happen again.

- In addition, if there was a major crisis with a company, a merger being proposed or a significant shareholder proposal, investors would want an in person stockholder meeting.

Please vote to maintain shareholder value:

In-Person Shareholder Meetings – Proposal [4]

[The above line is for publication.]

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

November 16, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *HP Inc.*
Stockholder Proposal of John Chevedden and Bartlett Collins Naylor
Securities Exchange Act of 1934, as amended—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, HP Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden and co-sponsored by Bartlett Collins Naylor (together, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> "RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors."

A copy of the Proposal, including the supporting statements in support thereof, as well as related correspondence with the Proponents, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations – in particular, those operations necessary for the Company's annual meetings.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" that underlie this policy. The first of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As discussed below, the Proposal relates to issues that are fundamental to management's ability to run the Company. First, the Proposal relates to the Company's determination of whether to hold annual meetings in-person. Second, the Proposal relates to the location and conduct of the Company's annual meetings. Third, the Proposal relates to the Company's communication with stockholders. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

A. The Proposal Is Excludable Because It Relates To The Company's Determination Of Whether To Hold Annual Meetings In-Person.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations because it circumscribes the Company's determination of whether to hold annual meetings in-person. As discussed below, a determination of whether to hold in-person annual meetings is precisely the type of issue that the ordinary business exclusion is designed to remove from stockholder decision-making.

The Proposal requests that the Company's Board of Directors "adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors." The Proposal seeks to impose a rigid requirement on the Company in a situation where the Company would be better served by its management and Board of Directors engaging in a focused and informed analysis. In determining whether to hold annual meetings in-person, as opposed to solely by electronic means, the Company must take into account, among other factors, the costs of both an electronic and an in-person meeting, the staff resources at hand, security concerns, the ability of stockholders to access an electronic meeting and/or attend an in-person meeting, the likelihood that a stockholder will choose to access an electronic meeting and/or attend an in-person meeting and the technological capabilities necessary to hold an effective electronic meeting. The "[stockholders], as a group [are not] in a position to make an informed judgment" on this matter. Exchange Act Release No. 40018 (May 21, 1998). Rather, the Company's management is better equipped to make this complex determination.

The Staff has taken a no-action position concerning a company's omission of a stockholder proposal that was nearly identical to the Proposal. In *EMC Corp.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a proposal "request[ing] that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies [sic] accordingly, and make this policy available publicly to investors" on the basis that the proposal "relat[ed] to EMC's ordinary business operations (i.e., the determination whether to continue to hold annual meetings in-person)."

Consistent with the Staff's position in *EMC Corp.*, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it relates to the determination of whether to hold annual meetings in-person.

B. The Proposal May Be Excluded Because It Relates To The Location And Conduct Of The Company's Annual Meeting.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it attempts to oversee the Company's decisions about the location and conduct of its annual meeting, substituting the Proponents' judgment for that of the Company's management in an area that is fundamental to the day-to-day operations of the Company.

The Proposal is similar to and involves the same issues as proposals seeking to determine the location and conduct of annual meetings. These issues include, among other things, the costs associated with various locations and conduct, the ability of stockholders to access and participate in the annual meeting and the likelihood that stockholders will access and participate in the annual meeting.

As electronic media and communications technologies develop, cyberspace is increasingly thought of as a location. Certain stores are located only on-line, educational classes are conducted in on-line classrooms and people develop and maintain personal relationships in on-line forums. Because the Proposal seeks to prohibit the Company from holding its annual meetings on-line, it is analogous to a hypothetical proposal seeking to prohibit the Company from holding its annual meeting in a particular city. On numerous occasions, and on a consistent basis, the Staff has concurred in the omission under Rule 14a-8(i)(7) of proposals relating to the determination of the location of a company's annual meeting. *See, e.g.*, *Ford Motor Co.* (avail. Jan. 2, 2008) (concurring in omission of a proposal requiring that the company hold its annual meeting in the Dearborn, Michigan area since the proposal related to the company's "ordinary business operations (i.e., the location of Ford's annual meetings)"); *Raytheon Co.* (avail. Jan. 19, 2006) (concurring in the omission of a proposal requiring the company's annual meeting be held within 25 miles of its corporate headquarters because the proposal sought to determine the location of the company's annual meetings); *The Gillette Co.* (avail. Feb. 4, 2004) (concurring that the proposal may be excluded under Rule 14a-8(i)(7) "as relating to the company's ordinary business operations" where the proposal suggested that all company annual meetings be held in Andover, Massachusetts); *J.P. Morgan Chase & Co.* (avail. Feb. 5, 2003) (concurring in the omission of a proposal requesting that the company's annual meeting be held at least every second year in New York City and that all annual meetings be readily accessible to public transportation, since the proposal sought to determine the location of the meetings); *Bank of America Corp.* (avail. Jan. 10, 2003) (concurring in the omission of a proposal mandating that the company's next annual meeting be held in Los Angeles, California); *Verizon Communications Inc. (Reinisch)* (avail. Jan. 9, 2003) (concurring in the omission of a proposal requiring that the company's annual meeting be held at least every other year in New York City in a location easily accessible by public transportation); *Verizon Communications Inc.* (avail. Feb. 25, 2002) (concurring in the omission of a proposal recommending that the company's annual meeting be held in certain geographic areas); *Edison International Southern California Edison Co.* (avail. Jan. 30, 2001) (concurring in the omission of a proposal requesting that all annual meetings be held within the company's service territory); *PG&E Corp.* (avail. Jan. 12, 2001) (concurring in the omission of a proposal requesting that the company's annual meetings be held at the company's headquarters in the city of San Francisco at least two years out of every three-year period).

Further, the Staff has consistently agreed that proposals relating to the webcast and use of electronic media and communications technology to record and conduct annual meetings may be excluded under Rule 14a-8(i)(7) as relating to the ordinary business of conducting annual meetings. *See, e.g.*, *Con-way, Inc.* (avail. Jan. 22, 2009) (concurring in the omission of a proposal requesting that the company broadcast future annual meetings over the Internet using webcast technology, since the proposal involved "shareholder relations and the conduct of annual meetings"); *Northeast Utilities* (avail. Mar. 3, 2008) (concurring in the omission of a proposal requesting, among other things, that the company allow stockholder voting to be conducted by electronic means); *Commonwealth Energy Corp.* (avail. Nov. 15, 2002) (concurring in the omission of a proposal requesting that, among other things, the company make audio or video recordings of its annual meetings); *Irvine Sensors Corp.* (avail. Jan. 2, 2001) (concurring in the omission of a proposal requesting that the company webcast its annual meetings since the proposal related to "procedures for establishing regular communications and updates with shareholders"). Similarly, the Proposal, which seeks to limit the use of electronic media and communications technologies by mandating in-person annual meetings, may be excluded from the Company's 2017 Proxy Materials because it relates to the ordinary business of conducting the Company's annual meeting.

More generally, the Staff routinely permits proposals seeking to oversee the conduct of a company's annual meeting to be omitted under Rule 14a-8(i)(7) as relating to a company's ordinary business. *See, e.g.*, *Servotronics, Inc.* (avail. Feb. 19, 2015) (concurring in the omission of a proposal "concerning the conduct of shareholder meetings" where the proposal requested that "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings"); *Mattel, Inc.* (avail. Jan. 14, 2014) (concurring in the omission of a proposal requesting that the chairman "answer with accuracy the questions asked by shareholders at the Annual Meeting"); *Citigroup Inc.* (avail. Feb. 7, 2013) (concurring in the omission of a proposal requesting "a reasonable amount of time before and after the annual meeting for shareholder dialogue" with directors); *Bank of America Corp.* (avail. Dec. 22, 2009) (concurring in the omission of a proposal recommending that all stockholders be entitled to attend and speak at all annual meetings because "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Bank of America Corp.* (avail. Dec. 14, 2006) (concurring in the omission of a proposal requesting that the company's annual meeting be held on a Friday, Saturday, or Monday); *Bank of America Corp. (Slaton)* (avail. Feb. 16, 2006) (concurring in the omission of a proposal requesting that all stockholders be entitled to attend and speak at all annual meetings); *Exxon Mobil Corp.* (avail. Mar. 2, 2005) (concurring in the omission of a proposal seeking to set aside time at each annual meeting for stockholders to ask questions and receive replies directly from non-employee directors); *Citigroup Inc.* (avail. Jan. 14, 2004) (concurring in the omission of a proposal seeking to prescribe, among other things, the amount of time each stockholder may speak and when such speaker may ask a follow-up question).

Consistent with the precedents described above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as a matter of ordinary business operations because it relates to the location and conduct of the Company's annual meeting of stockholders.

C. The Proposal Is Excludable Because It Relates To, And Attempts To Regulate, The Company's Communications With Stockholders.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations because it relates to, and attempts to regulate, the Company's communications with its stockholders at the annual meeting. In general, a company's communications with its stockholders at the annual meeting is considered an ordinary business operation because it is part of the company's conduct at the annual meeting. Moreover, company communication with stockholders at the annual meeting is also considered an ordinary business operation because it is part of the broader category of company communications with its stockholders. Decisions about communication with stockholders are the type of ordinary business operations that the ordinary business exclusion is designed to remove from stockholder decision-making. These decisions "could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release

No. 40018 (May 21, 1998). In general, communications with stockholders involve a complex consideration of effectiveness, branding of the Company and associated costs – all of which the Board of Directors and management are able to consider more thoroughly than the stockholders. Company communication with stockholders does not cease to be an ordinary business operation because it occurs at an annual meeting.

The Proposal involves the same issues as those raised by proposals that attempt to interfere with company communications with stockholders, whether at the annual meeting or otherwise. The Staff has consistently concurred with the omission under Rule 14a-8(i)(7) of proposals relating to the communication of companies with their stockholders. *See, e.g.*, *ARIAD Pharmaceuticals, Inc.* (avail. June 1, 2016) (concurring in the omission of a proposal requesting that the company's board respond to questions specified in the proposal because the proposal related to "the nature of communications between a company and its shareholders"); *Peregrine Pharmaceuticals, Inc.* (avail. Jul. 16, 2013) (concurring in the omission of a proposal requesting that management respond to stockholder questions on public company conference calls because the proposal related to "the ability of shareholders to communicate with management"); *Ford Motor Co.* (avail. Mar. 1, 2010) (concurring in the omission of a proposal relating to how the company distributes restated financial statements to stockholders since "[p]roposals concerning the methods used by a company to distribute or present information to its shareholders are generally excludable under rule 14a-8(i)(7)"); *Ford Motor Co.* (avail. Feb. 12, 2008) (concurring in the omission of a proposal seeking the distribution of the directors' direct mailing addresses to stockholders). The same rationale applies at annual meetings. The Staff has concurred with the omission under Rule 14a-8(i)(7) of proposals seeking to regulate communications with stockholders at annual meetings. *See, e.g.*, *Servotronics, Inc.* (avail. Feb. 19, 2015) (concurring in the omission of a proposal requesting "a question-and-answer period be included in conjunction with the Servotronics Annual Shareholder Meetings"); *Citigroup Inc.* (avail. Feb. 7, 2013) (concurring in the omission of a proposal requesting "a reasonable amount of time before and after the annual meeting for shareholder dialogue" with directors); *Niagara Mohawk Holdings, Inc. (Hartley)* (avail. Mar. 5, 2001) (concurring in the omission of a proposal seeking an area for stockholder discussion at an annual meeting); *PG&E Corp.* (avail. Jan. 27, 2000) (concurring in the omission of a proposal seeking to allow each stockholder to speak for 30 minutes at annual meetings).

Consistent with the Staff letters described above, the Proposal, including statements in support thereof, may be excluded pursuant to Rule 14a-8(i)(7) as a matter of ordinary business operations because it relates to, and attempts to regulate, the Company's communications with its stockholders.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal, including statements in support thereof, from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 351-2309 or email Katie Colendich, the Company's Associate General Counsel, Corporate, Securities & M&A, at katie.colendich@hp.com.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures

cc: Ruairidh Ross, Deputy General Counsel, Corporate, Securities & M&A, HP Inc.
Katie Colendich, Associate General Counsel, Corporate, Securities & M&A, HP Inc.
John Chevedden
Bartlett Collins Naylor

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 17, 2016 9:19 AM
To: Rivera, Kim Marie <kim.rivera@hp.com>
Subject: Rule 14a-8 Proposal (HPQ)``

Dear Ms. Rivera,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Kim Rivera
Corporate Secretary
HP Inc. (HPQ)
1501 Page Mill Road
Palo Alto, California 94304
FX: 650-275-9138

Dear Ms. Rivera,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

October 17, 2016
Date

[HPQ: Rule 14a-8 Proposal, October 17, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – In-Person Shareholder Meetings

RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

Our management has adopted procedures allowing it to discontinue a Corporate America tradition – a physical stockholders meeting and "substitute" a virtual meeting – an alarming decision.

Internet-only meetings should not be substituted for traditional in-person annual meetings. The tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings could allow company management to control the questions and concerns that are heard and manipulate the exchanges between shareowners and management. Face-to-face annual meetings allow for an unfiltered dialogue between shareholders and management. The Council of Institutional Investors, a coalition of America's largest pension funds with portfolios exceeding $3 trillion, adopted a corporate governance guidelines stating, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, in-person annual meetings are needed for these reasons:

- Annual meetings are one of the few opportunities for top management and the Board to interact directly, face-to-face, with a cross-section of their shareholders.

- Annual meetings provide for direct questions to be posed to the Chair of the Audit, Compensation or Governance Committees of the Board.

- While some underperforming managers can argue that eliminating face-to-face annual meetings can reduce costs, the investment in creating a physical space for shareholder meetings is money well spent.

- Dumping in-person meetings creates a "slippery slope" to encourage the management of other companies to insulate themselves from shareholders. Imagine a CEO who wanted to downplay investor frustration over outrageous executive pay, dismal business decisions or questionable environmental practices.

- "Virtual" on-line meetings would be a harmful way to insulate management from shareholder interaction or to portray any opposition as trivial. Imagine if Wells Fargo had a virtual meeting after dumping CEO John Stumpf and investors wanted to attend an in-person meeting to discuss the recent fraud and steps to insure it didn't happen again.

- In addition, if there was a major crisis with a company, a merger being proposed or a significant shareholder proposal, investors would want an in person stockholder meeting.

Please vote to maintain shareholder value:

In-Person Shareholder Meetings – Proposal [4]

[The above line is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Tuesday, October 18, 2016 7:30 AM
To: Rivera, Kim Marie <kim.rivera@hp.com>; *** FISMA & OMB Memorandum M-07-16 ***
Subject: shareholder proposal

I hereby co-sponsor the attached proposal and authorize John Chevedden to act on my behalf.

Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003
Cell: 202.580.5626 (pls leave messages on email)
Email: bnaylor@citizen.org
Twitter: @bartnaylor

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Kim Rivera
Corporate Secretary
HP Inc. (HPQ)
1501 Page Mill Road
Palo Alto, California 94304
FX: 650-275-9138

Dear Ms. Rivera,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

October 17, 2016
Date

[HPQ: Rule 14a-8 Proposal, October 17, 2016]
[This line and any line above it is not for publication.]
Proposal [4] – In-Person Shareholder Meetings

RESOLVED: Shareholders request that our Board adopt a corporate governance policy to initiate or restore in-person annual meetings and publicize this policy to investors.

Our management has adopted procedures allowing it to discontinue a Corporate America tradition – a physical stockholders meeting and "substitute" a virtual meeting – an alarming decision.

Internet-only meetings should not be substituted for traditional in-person annual meetings. The tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings could allow company management to control the questions and concerns that are heard and manipulate the exchanges between shareowners and management. Face-to-face annual meetings allow for an unfiltered dialogue between shareholders and management. The Council of Institutional Investors, a coalition of America's largest pension funds with portfolios exceeding $3 trillion, adopted a corporate governance guidelines stating, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, in-person annual meetings are needed for these reasons:

- Annual meetings are one of the few opportunities for top management and the Board to interact directly, face-to-face, with a cross-section of their shareholders.

- Annual meetings provide for direct questions to be posed to the Chair of the Audit, Compensation or Governance Committees of the Board.

- While some underperforming managers can argue that eliminating face-to-face annual meetings can reduce costs, the investment in creating a physical space for shareholder meetings is money well spent.

- Dumping in-person meetings creates a "slippery slope" to encourage the management of other companies to insulate themselves from shareholders. Imagine a CEO who wanted to downplay investor frustration over outrageous executive pay, dismal business decisions or questionable environmental practices.

- "Virtual" on-line meetings would be a harmful way to insulate management from shareholder interaction or to portray any opposition as trivial. Imagine if Wells Fargo had a virtual meeting after dumping CEO John Stumpf and investors wanted to attend an in-person meeting to discuss the recent fraud and steps to insure it didn't happen again.

- In addition, if there was a major crisis with a company, a merger being proposed or a significant shareholder proposal, investors would want an in person stockholder meeting.

Please vote to maintain shareholder value:

In-Person Shareholder Meetings – Proposal [4]

[The above line is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

From: Colendich, Katie [mailto:katie.colendich@hp.com]
Sent: Wednesday, October 19, 2016 11:13 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Rivera, Kim Marie <kim.rivera@hp.com>; Ross, Ruairidh (Rory) <ruairidh.ross@hp.com>
Subject: HP Inc.: Stockholder Proposal

Mr. Chevedden:

Attached please find a request for the required proof of stock ownership in relation to your stockholder proposal.

Please contact me with any questions.

Thank you.

Katie Colendich
Associate General Counsel
Corporate, Securities & M&A
katie.colendich@hp.com
T +1 650 236 8152

HP Inc.
1501 Page Mill Road
Bldg 5M, Mailstop 1560
Palo Alto, CA 94304-1100
United States

HP Inc.
1501 Page Mill Road
Palo Alto, CA 94304
US

hp.com

October 19, 2016

VIA Email & FedEx

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Katie Colendich
Associate General Counsel
Corporate, Securities & M&A
katie.colendich@hp.com
T 1 650 236-8152
F 1 650 857-8728
katie.colendich@hp.com

Dear Mr. Chevedden:

I am writing on behalf of HP Inc. (the "Company"), which received on October 17, 2016, your stockholder proposal entitled "In-Person Shareholder Meetings" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including October 17, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including October 17, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written

statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including October 17, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including October 17, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 17, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304. Alternatively, you may transmit any response by email to me at katie.colendich@hp.com.

If you have any questions with respect to the foregoing, please contact me at 650-236-8152. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Regards,

Katie Colendich

Katie Colendich
Associate General Counsel,
Corporate, Securities & M&A

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder’s proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company’s proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ‘‘you’’ are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

> (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
>
> (2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
>
> (3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

> (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
>
> > *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.
>
> (2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
>
> > *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.
>
> (3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
>
> (4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
>
> (5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
>
> (6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: Colendich, Katie [mailto:katie.colendich@hp.com]
Sent: Wednesday, October 19, 2016 11:08 AM
To: bnaylor@citizen.org
Cc: Rivera, Kim Marie <kim.rivera@hp.com>; Ross, Ruairidh (Rory) <ruairidh.ross@hp.com>
Subject: HP Inc.: Stockholder Proposal

Mr. Naylor,

Attached please find a request for the required proof of stock ownership in relation to your stockholder proposal.

Please contact me with any questions.

Thank you.

Katie Colendich
Associate General Counsel
Corporate, Securities & M&A
katie.colendich@hp.com
T +1 650 236 8152

HP Inc.
1501 Page Mill Road
Bldg 5M, Mailstop 1560
Palo Alto, CA 94304-1100
United States

HP Inc.
1501 Page Mill Road
Palo Alto, CA 94304
US

hp.com

October 19, 2016

Katie Colendich
Associate General Counsel
Corporate, Securities & M&A
katie.colendich@hp.com
T 1 650 236-8152
F 1 650 857-8728
katie.colendich@hp.com

VIA Email & FedEx

Mr. Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003

Dear Mr. Naylor:

I am writing on behalf of HP Inc. (the "Company"), which received on October 18, 2016, an email correspondence from you indicating that you are co-sponsoring the stockholder proposal entitled "In-Person Shareholder Meetings" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal") by Mr. John Chevedden.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including October 18, 2016, the date you submitted the Proposal to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including October 18, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership

of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including October 18, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including October 18, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 18, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, as discussed above, under Rule 14a-8(b) of the Exchange Act, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the stockholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the stockholder's intent to continue to hold the required number or amount of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304. Alternatively, you may transmit any response by email to me at katie.colendich@hp.com.

If you have any questions with respect to the foregoing, please contact me at 650-236-8152. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Regards,

Katie Colendich

Katie Colendich
Associate General Counsel,
Corporate, Securities & M&A

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder’s proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company’s proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ‘‘you’’ are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 26, 2016 9:31 AM
To: Colendich, Katie <katie.colendich@hp.com>
Cc: Rivera, Kim Marie <kim.rivera@hp.com>
Subject: Rule 14a-8 Proposal (HPQ) blb

Dear Ms. Colendich,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

October 24, 2016

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2015.

1. Hewlett Packard Enterprise Co. (HPE) 80 shares
2. HP Inc. (HPQ) 80 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

charles SCHWAB

October 19, 2016

Bartlett Naylor

FISMA & OMB Memorandum M-07-16

Account #:
Questions: +1 (800) 378-0685 x 49429

Dear Bartlett Naylor,

I'm writing in regards to your request for share ownership information for HP Inc. (Symbol: HPQ) and Hewlett-Packard Co.

For clarification, there was a name change on 11/02/2015 from Hewlett-Packard Co to HP Inc. That being said, you have held over $2,000 worth of HP Inc/ Hewlett-Packard Co continuously for more than two years. This information is based upon the market value of the security.

This letter is for informational purposes only and is not an official record of your account. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x 49429.

Sincerely,

Michelle White

Michelle White
Denver Partner Support
9875 Schwab Way
Lone Tree, CO 80124